                                                                    EXHIBIT 99.1

                THE KIPPGROUP

                FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1997, SEPTEMBER 28,
                1997 (UNAUDITED) AND
                OCTOBER 4, 1998 (UNAUDITED)
                TOGETHER WITH AUDITOR'S REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To the Board of Directors of
the KippGroup:

We have audited the accompanying balance sheet of THE KIPPGROUP (a California corporation) as of December 31, 1997, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The KippGroup as of December 31, 1997, and the results of their income and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The financial statements of The KippGroup as of October 4, 1998 and for the nine months ended September 28, 1997 and October 4, 1998, were not audited by us and, accordingly, we do not express an opinion on them.



                                       ARTHUR ANDERSEN LLP

Orange County, California
November 13, 1998

                                 THE KIPPGROUP
                                 -------------

                                BALANCE SHEETS
                                 ---------------

                                     ASSETS
                                     ------

                                                        December 31,   October 4,
                                                            1997          1998
                                                        ------------  ------------
                                                                      (unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                              $ 1,607,147  $ 2,877,244
  Marketable investments                                     742,801            -
  Accounts receivable, net of allowance for doubtful
    accounts of $250,000 and $15,000 at December 31,
    1997 and October 4, 1998, respectively                 3,322,283    2,954,478
  Related party receivable                                   263,789      213,204
  Inventories                                              2,272,697    2,976,170
  Prepaid expenses                                            72,448      187,503
                                                         -----------  -----------
          Total current assets                             8,281,165    9,208,599

PROPERTY, PLANT AND EQUIPMENT, net                         8,234,261    8,125,134

OTHER ASSETS                                                  14,383       14,383
                                                         -----------  -----------
          Total assets                                   $16,529,809  $17,348,116
                                                         ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                                 THE KIPPGROUP
                                 -------------

                                 BALANCE SHEETS
                                 --------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                     December 31,   October 4,
                                                         1997          1998
                                                     ------------  ------------
                                                                   (unaudited)
CURRENT LIABILITIES:
 Accounts payable                                     $ 1,203,988  $   937,602
 Accrued bonus                                            321,830      227,422
 Accrued vacation                                         164,057      169,772
 Other accrued expenses                                   326,341      234,140
 Notes payable - lines of credit                        1,213,873      454,466
 Customer deposits                                        815,535      480,690
 Current portion of long-term debt                        628,819      523,269
 Current portion of capital lease obligations             236,141      369,275
                                                      -----------  -----------
   Total current liabilities                            4,910,584    3,396,636
                                                      -----------  -----------
LONG TERM DEBT, net of current portion                  2,218,882    2,438,134
                                                      -----------  -----------
CAPITAL LEASE OBLIGATIONS, net of current portion         626,773      766,008
                                                      -----------  -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Common stock, no par value; 75,000 shares
  authorized, 2,000 shares issued and outstanding
  at December 31, 1997 and October 4, 1998              3,181,328    3,181,328
 Retained earnings                                      5,517,708    7,566,010
 Accumulated other comprehensive income
(marketable investments valuation adjustment)              74,534            -
                                                      -----------  -----------
   Total stockholders' equity                           8,773,570   10,747,338
                                                      -----------  -----------
   Total liabilities and stockholders' equity         $16,529,809  $17,348,116
                                                      ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                                 THE KIPPGROUP
                                 -------------

                              STATEMENTS OF INCOME
                              --------------------

                                                                Nine Months    Nine Months
                                                 Year Ended        Ended          Ended
                                                December 31,   September 28,    October 4,
                                                    1997            1997           1998
                                                -------------  --------------  ------------
                                                                (unaudited)    (unaudited)

REVENUES                                         $22,186,556     $15,259,730   $18,784,103

COST OF SALES                                     14,009,957       9,384,701    11,124,030
                                                 -----------     -----------   -----------
    Gross profit                                   8,176,599       5,875,029     7,660,073
                                                 -----------     -----------   -----------
OPERATING EXPENSES:
  Selling                                          1,243,724         941,859       966,734
  General and administrative                       2,740,650       1,973,578     2,038,750
  Research and development                           226,630         324,956       224,572
                                                 -----------     -----------   -----------
     Total operating expenses                      4,211,004       3,240,393     3,230,056
                                                 -----------     -----------   -----------
     Income before other income
       (expense)                                   3,965,595       2,634,636     4,430,017
                                                 -----------     -----------   -----------
OTHER INCOME (EXPENSE):
        Interest expense, net of interest
          income of $54,692, $42,554 and
          $62,528 for the year ended
          December 31, 1997, the nine months
          ended September 28, 1997 and the
          nine months ended October 4, 1998,
          respectively                              (194,789)       (119,169)     (260,461)
        Dividends received                            63,517          10,200         7,102
        Other income                                 112,636          67,716       169,488
                                                 -----------     -----------   -----------
          Total other income (expense)               (18,636)        (41,253)      (83,871)
                                                 -----------     -----------   -----------
                     Income before provision
                       for income taxes            3,946,959       2,593,383     4,346,146

PROVISION FOR INCOME TAXES                               800               -        38,056
                                                 -----------     -----------   -----------
NET INCOME                                         3,946,159       2,593,383     4,308,090
                                                 -----------     -----------   -----------


                                                                   Nine Months     Nine Months
                                                     Year Ended        Ended          Ended
                                                    December 31,   September 28,    October 4,
                                                        1997            1997           1998
                                                    -------------  --------------  ------------
                                                                    (unaudited)    (unaudited)
OTHER COMPREHENSIVE INCOME (LOSS):
    Unrealized gain on marketable
      investments -
          Unrealized holding gains arising
              during the period, net                  $   15,841      $    7,632    $  169,927
          Less: reclassification adjustment
              for gains included in net
              income                                      (7,632)         (7,632)     (244,461)
                                                      ----------      ----------    ----------
                  Other comprehensive income
                      (loss)before provision for
                      income taxes                         8,209               -       (74,534)
        Provision for income taxes-                            -               -             -
                                                      ----------      ----------    ----------
                  Total other comprehensive
                      income (loss)                        8,209               -       (74,534)
                                                      ----------      ----------    ----------
COMPREHENSIVE INCOME                                  $3,954,368      $2,593,383    $4,233,556
                                                      ==========      ==========    ==========


        The accompanying notes are an integral part of these statements.

                                 THE KIPPGROUP
                                 -------------

                            STATEMENTS OF CASH FLOWS
                            ------------------------

                                                                 9 Months       9 Months
                                                 Year Ended        Ended          Ended
                                                December 31,   September 28,    October 4,
                                                    1997            1997           1998
                                                -------------  --------------  ------------
                                                                (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                   $ 3,946,159     $ 2,593,383   $ 4,308,090
  Adjustments to reconcile net income
    to net cash provided by operating
    activities-
          Depreciation and amortization            1,242,932         844,983     1,211,448
          Gain on sale of marketable
            securities                                (7,632)         (7,632)     (244,461)
          Gain on sale of fixed assets               (66,221)        (40,000)            -
          Changes in assets and liabilities:
        Accounts receivable                       (1,812,934)       (948,220)      367,805
        Related party receivable                      14,615          13,541        50,585
        Inventory                                   (736,828)     (1,159,086)     (703,473)
        Prepaid expenses                             (14,535)         10,004      (115,055)
        Other assets                                  42,624          10,380             -
        Accounts payable                             763,719         807,343      (266,386)
        Accrued bonus                                (10,354)       (192,515)      (94,408)
        Accrued vacation                             (24,232)          7,482         5,715
        Other accrued expenses                        25,696         (26,977)      (92,201)
        Customer deposits                            217,621         691,442      (334,845)
                                                 -----------     -----------   -----------
          Net cash provided by operating
            activities                             3,580,630       2,604,128     4,092,814
                                                 -----------     -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
      equipment                                   (4,081,766)     (3,045,866)     (661,682)
  Proceeds from sale of equipment                     68,000          40,000             -
  Purchase of marketable securities                 (413,482)       (350,735)            -
  Proceeds from sale of marketable
      securities                                     348,167         348,167       913,129
                                                 -----------     -----------   -----------
          Net cash provided by (used in)
                     investing activities         (4,079,081)     (3,008,434)      251,447
                                                 -----------     -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in notes payable -
      lines of credit, net                         3,238,180       2,224,361       (66,162)
  Principal payments on long-term debt              (713,368)       (527,762)     (579,543)
  Principal payments on capital lease
    obligations                                     (132,737)        (77,616)     (168,671)
  Net stockholders' distributions                 (1,974,538)     (1,719,080)   (2,259,788)
                                                 -----------     -----------   -----------




                                                             9 Months       9 Months
                                             Year Ended        Ended          Ended
                                            December 31,   September 28,    October 4,
                                                1997            1997           1998
                                            -------------  --------------  ------------
                                                            (unaudited)    (unaudited)

 Net cash provided by (used in)               $  417,537      $ (100,097)  $(3,074,164)
   financing activities                      -----------     -----------   ----------

NET (DECREASE) INCREASE IN CASH                  (80,914)       (504,403)    1,270,097

CASH AND CASH EQUIVALENTS, beginning
    of period                                  1,688,061       1,688,061     1,607,147
                                              ----------      ----------   -----------
CASH AND CASH EQUIVALENTS, end of
    period                                    $1,607,147      $1,183,658   $ 2,877,244
                                              ==========      ==========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid during the period for:
      Income taxes                            $      800      $      800   $       800
                                              ==========      ==========   ===========
      Interest                                $  250,058      $  162,300   $   322,989
                                              ==========      ==========   ===========

SUPPLEMENTAL DISCLOSURE OF NON CASH
  INVESTING AND FINANCING ACTIVITIES:
    Equipment acquired under capital
      lease arrangements                      $  712,365      $  712,365   $   441,040
                                              ==========      ==========   ===========
        Conversion of borrowings on line
      of credit to long-term debt             $2,158,160      $1,115,582   $   693,245
                                              ==========      ==========   ===========


   The accompanying notes are an integral part of these financial statements.

                                 THE KIPPGROUP
                                 -------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                  (Information as of, and for the nine months
                      ended October 4, 1998 is unaudited)

1.   Business Activity
     -----------------

The KippGroup (the Company) engineers and manufactures plastic injection molds and injection molded medical devices, and manufactures and sells medical components and devices.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

     Revenue Recognition
     -------------------

     The Company generally records revenue when products are shipped. However, from time to time, the Company retains manufactured plastic injection molds sold to customers. The Company records revenue on these molds when the manufacturing of the mold is complete and the customer has been invoiced.

     Cash and Cash Equivalents
     -------------------------

     For purposes of the statement of cash flows, the Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

     Investments
     -----------

     Statement of Financial Accounting Standards No. 115, "Accounting For Certain Debt and Equity Securities" (SFAS No. 115) requires that all applicable investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. The Company does not currently have any trading securities or held-to-maturity securities.

     Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available-for-sale securities are carried at fair value and include all debt and equity securities not classified as held-to-maturity or trading. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholders' equity. Realized gains and losses for securities classified as available-for-sale are reported in earnings based on the adjusted cost of the specific security sold.

     Inventory
     ---------

     Inventory is stated at the lower of cost (first-in, first-out) or market. Cost includes material, labor and manufacturing overhead.

     Property, Plant and Equipment
     -----------------------------

     Property, plant and equipment are stated at cost. Costs for molds manufactured by the Company include material, labor, overhead and validation costs. Validation costs are incurred to provide additional assurance that such molds produce the product according to the appropriate specifications.

     The Company depreciates assets using straight-line and accelerated methods over the estimated useful lives of the various classes of assets, as follows:

          Molds                                 5 to 10 years
          Building improvements               8 to 31-1/2 years
          Machinery                              5 to 7 years
          Office furniture and equipment         3 to 5 years

     Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

     Income Taxes
     ------------

     Effective April 1, 1988, the Company elected "S Corporation" status for income tax purposes. Under "S Corp" status, the stockholders separately account for the Company's items of income, deductions, losses and credits. However, the "S Corp" is liable for state income tax at 1.5 percent.

     Fair Value of Financial Instruments
     -----------------------------------

     The carrying value of cash and cash equivalents, receivables, accounts payable and accrued expenses approximates fair value. In addition, the carrying value of all borrowings approximates fair value based on interest rates currently available to the Company.

     Unaudited Interim Information
     -----------------------------

     The accompanying financial information as of, and for the nine months October 4, 1998 is unaudited. In the opinion of management, such unaudited information has been prepared on substantially the same basis as the annual financial statements and, contains all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and results of operations as of such date and for such period.

     Accounting Estimates
     --------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reporting Comprehensive Income
     ------------------------------

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements.

     New Accounting Pronouncements
     -----------------------------

     Recent pronouncements of the Financial Accounting Standards Board include
     SFAS No. 133, "Accounting for Derivative Instruments and     for Hedging
     Activities", SFAS No. 132, "Employer's Disclosures       about Pension and
     Other Post Retirement Benefits", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Statements are
     effective for fiscal years beginning after    December 15, 1997.  The
     adoption of these Statements is not expected to have a material effect on the Company's financial position or results of operations. The impact of these pronouncements on the disclosures in the financial statements has not been determined.

     Concentration of Risk
     ---------------------

     The Company maintains its cash balances in a financial institution located in Southern California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1997 and October 4, 1998, the combined uninsured portion of those balances held at the bank aggregated to $1,861,479 and $2,078,529, respectively. As of October 4, 1998, the Company also maintains investments classified as cash equivalents with an investment company. The investments are insured by the Securities Investor Protection Corporation up to $100,000. As of October 4, 1998, the uninsured portion of the Company's investment in cash equivalent securities was $821,188.

3.    Marketable Investments
      ----------------------

The following is a summary of marketable investments (classified as available-for-sale) as of December 31, 1997:

                                  Gross        Gross      Estimated
                     Amortized  Unrealized  Unrealized   Fair Market
                       Cost       Gains       Losses        Value
                     ---------  ----------  -----------  -----------

     Mutual Funds     $668,267    $112,453    $(37,919)     $742,801

Proceeds from the sale of securities available-for-sale during the year ended December 31, 1997 and the nine months ended October 4, 1998 amounted to $348,167 and $913,129, respectively. The related realized gain recognized from the sale of these securities amounted to $7,632 and $244,461, respectively.

During the nine months ended October 4, 1998, the Company sold all of its available-for-sale securities. Proceeds from the sale of these securities were reinvested in money market funds and are classified as cash equivalents.

4.  Inventory
    ------------

Inventory consists of the following:

                                        December 31,  October 4,
                                             1997        1998
                                          ----------  ----------
                                                     (unaudited)
          Raw materials                   $  468,497  $  482,044
          Work in process                  1,160,421   1,080,969
          Finished goods                     643,779   1,413,157
                                          ----------  ----------
                                          $2,272,697  $2,976,170
                                          ==========  ==========

5.   Property, Plant and Equipment
     -----------------------------

Property, plant and equipment consist of the following:

                                                 December 31,   October 4,
                                                     1997          1998
                                                 ------------  ------------
                                                               (unaudited)
                     Molds                        $ 4,922,766  $ 4,922,766
                     Building improvements          2,617,506    2,646,665
                     Machinery                      7,073,593    7,632,348
                     Office furniture and
                       equipment                    1,133,252    1,179,027
                     Construction in progress         125,816      594,448
                                                  -----------  -----------
                                                   15,872,933   16,975,254
                     Less  Accumulated
                       depreciation and
                       amortization                 7,638,672    8,850,120
                                                  -----------  -----------
                                                  $ 8,234,261  $ 8,125,134
                                                  ===========  ===========

Total property, plant and equipment includes fixed assets acquired under capital leases. As of December 31, 1997 and October 4, 1998, accumulated fixed assets acquired under capital leases were $1,347,662 and $2,579,815, respectively. Related accumulated depreciation for those assets totaled approximately $117,467 and $209,878 at December 31, 1997 and October 4, 1998, respectively.

6.  Notes Payable - Lines of Credit
    -------------------------------

The following is a summary of the Company's lines of credit:

                                                     December 31,  October 4,
                                                         1997         1998
                                                     ------------  -----------
                                                                   (unaudited)
     $500,000 line of credit, interest charged
       at the bank's reference rate (8.50
       percent at December 31, 1997) and
       expires May 2000.                             $     -         $      -

     $3,100,000 line of credit, interest charged
       at the bank's reference rate (8.50 percent
       at December 31, 1997) plus 0.125 percent
       and expires May 2000.                               -          454,466

     $2,000,000 (increased to $2,513,000 at
      August,1998) line of credit,
      interest charged at the applicable
      treasury rate (5.68 percent at
      December 31, 1997) plus 2.6 percent and
      expires May 1, 1999.                             520,628              -


     $2,000,000 line of credit, interest charged
      at prime (8.50 percent at December 31,
      1997) and expired December 1997.  Balance
      converted to long-term notes subsequent
      to December 31, 1997.                            693,245              -
                                                    ----------       --------
                                                    $1,213,873       $454,466
                                                    ==========       ========

Pursuant to the $3,100,000 line of credit above, the Company may convert outstanding balances to term notes. However, the balance outstanding under this line of credit plus the balance outstanding of the converted balances to notes may not exceed the $3,100,000 limit. As of December 31, 1997, the remaining credit under this line of credit was $1,391,478. Similar to the $3,100,000 line of credit, the Company may convert outstanding balances under the $2,000,000 (increased to $2,513,000 at August, 1998) line of credit also to term notes. However, the balance outstanding under this line of credit plus the amount converted to term notes may not exceed the $2,000,000 limit. As of December 31, 1997, remaining credit under this line of credit was $487,328.

Substantially all of the Company's equipment and leasehold improvements are pledged as collateral under these lines of credit, as is specific new equipment as purchased.

The Company and Kippartners, a related party (collectively referred to as the "co-borrowers"), are co-borrowers under the Company's loan agreements. The loans require that together, the co-borrowers maintain certain financial and nonfinancial covenants. Among other covenants, the co-borrowers are required to maintain a fixed charge coverage ratio and comply with capital expenditure and change in ownership limitations. As of December 31, 1997, the co-borrowers were in default on the fixed charge coverage ratio and had exceeded the capital expenditures limitation. The violations were waived through March 31, 1998. Management has represented that as of October 4, 1998, the co-borrowers were in compliance with all covenants.

As discussed in Note 15, the Company was acquired in a stock purchase. Management believes that the lenders will waive the change in ownership limitations covenant.

7.    Income Taxes
      ------------

The Company qualifies for the California Manufacturers' Investment Credit which reduces its state income tax obligation. The credit is equal to 6 percent of the cost associated with acquiring or constructing qualified manufacturing property and equipment. Summary of credit generated, used and carried forward to future periods is as follows:

                                  December 31,   October 4,
                                      1997          1998
                                  -------------  -----------
                                                 (unaudited)

          Credit available            $ 77,259     $ 27,136
                                      ========     ========

          Total tax                     62,098       65,192
          Credits used                 (61,298)     (27,136)
                                      --------     --------
          Net tax                     $    800     $ 38,056
                                      ========     ========

           Credit carryforward        $ 15,961     $      -
                                      ========     ========

For the year ended December 31, 1997 and the nine months ended October 4, 1998, the Company's effective tax rate has been substantially reduced due to usage of these credits.

8.  Retirement Plan
    ---------------

The Company maintains a 401(k) plan covering substantially all employees.   The
Company matches employee contributions to the 401(k) plan within prescribed monthly limitations. During the year ended December 31, 1997, Company matching contributions were $142,624.

9.  Customer Deposits
    -----------------

The Company requires a deposit from customers for mold building. This deposit is based on a percentage of the sales price. Customer deposits are generally non-refundable.

10.  Significant Customers
     ---------------------

Sales to two customers amounted to approximately $4,068,000 and $3,627,000 for the year ended December 31, 1997 and $3,077,000 and $3,052,000 for the nine months ended October 4, 1998, respectively. This accounted for approximately 18 percent and 16 percent of total revenues for the year ended December 31, 1997, and 16 percent and 16 percent of total revenues for the nine months ended October 4, 1998, respectively.

11.  Long-Term Debt
     --------------

Long-term debt consists of the following:
                                                         December 31,   October 4,
                                                            1997           1998
                                                         ----------     ----------
                                                                        (unaudited)
        8.63 percent variable (Prime + 1/8
         percent) - secured by equipment.
         Payments of $12,665 plus accrued
         interest due monthly.  Debt
         matures December 2003.                           $  911,850    $  797,869

         9.37 percent fixed - secured by
         equipment.  Payments of $8,007
         including interest due monthly.
         Debt matures May 2007.                              599,627       568,754

        9.0 percent fixed - secured by
         equipment. Payments of $6,250
         including interest due monthly.
         Debt matures September 2007.                        485,685       461,502

        Various notes secured by equipment,
         with interest rates ranging from
         8.33 percent to 10.45 percent.
         As of December 31, 1997 and
         October 4, 1998, payments are
         approximately $61,000 and $29,000
         per month, respectively, plus
         accrued interest and mature at
         various dates from April 1998
         through January 2008                                850,539     1,133,278
                                                          ----------    ----------
                                                           2,847,701     2,961,403
        Less - Current portion                               628,819       523,269
                                                          ----------    ----------
                                                          $2,218,882    $2,438,134
                                                          ==========    ==========

 As of December 31, 1997, scheduled maturities of long-term debt are as follows:
        Year ending December 31,
             1998                     $  628,819
             1999                        445,455
             2000                        397,405
             2001                        287,187
             2002                        295,041
             Thereafter                  793,794
                                      ----------
                                      $2,847,701
                                      ==========

12.  Capital Lease Obligations
     -------------------------

Capital lease obligations consist of the following:

                                                         December 31,  October 4,
                                                            1997          1998
                                                         ----------    ----------
                                                                       (unaudited)
        Various lease obligations on injection molds
         expiring from 2000 through 2002.  As of
         December 31, 1997 and October 4, 1998,
         obligations were payable monthly at
         $24,501 and $37,280, respectively,
         including interest.                              $852,240     $1,131,842

        Lease obligations on two copiers.  Lease
         expires in 2000.  Payable monthly at
         $352, including interest.                          10,674          3,441
                                                          --------     ----------
                                                           862,914      1,135,283
        Less - Current portion                             236,141        369,275
                                                          --------     ----------
                                                          $626,773     $  766,008
                                                          ========     ==========

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments:

        Year ending December 31,
           1998                               $298,247
           1999                                298,247
           2000                                284,488
           2001                                117,425
           2002                                     -
           Thereafter                               -
                                              --------
        Total minimum payments                 998,407
        Less - Amount representing interest    135,493
                                              --------
          Present value of net minimum
           lease payments                     $862,914
                                               =======

13.  Commitments and Contingencies
     -----------------------------

     Commitments
     -----------

     As of December 31, 1997, scheduled future minimum rental payments required under operating leases are as follows:

          Year ending December 31,
           1998                                  $198,360
           1999                                   189,528
           2000                                        -
           2001                                        -
           2002                                        -
           Thereafter                                  -
                                                 --------
                                                 $387,888
                                                 ========

     Contingencies
     -------------

     a.  Warranty Provisions
         -------------------

         Pursuant to certain sales contracts, the Company is obligated to indemnify and hold the purchaser harmless against any liability, damage, or expense resulting from third party actions claiming personal injury or property damage arising out of defects attributable to the Company or breach of warranty under the contract. Additionally, the Company guarantees that all products supplied to its customers are free from defects in materials in the applicable FDA registration. If the Company's products fail to conform, the purchaser may return the product for credit, refund or replacement.

     b.  The KippGroup Equity Program
         ----------------------------

         Participation in the KippGroup Equity Program (the Plan) is limited to management employees, as selected by the Board of Directors. Pursuant to the Plan, if a participant meets certain performance criteria, the participant is entitled to an award, as defined, upon the sale of the Company, as defined. The proceeds received from the sale of the Company are used in computing the award. Accordingly, the Company will record compensation expense, if any, at the time the cash settlement from the sale of the Company is known.

14.  Related Party Transactions
     --------------------------

     Related Party Receivable
     ------------------------

     An affiliated entity owes the Company $263,789 and $213,204 at December 31, 1997 and October 4, 1998, respectively. The balance is scheduled to be repaid during fiscal 1998.

     Related Party Lease
     -------------------

     The Company leased a building from an affiliated entity under a lease agreement which expired December 31, 1997. Lease payments under the agreement were approximately $205,000 per year. The Company continues to lease the building from the affiliated entity on a month-to-month basis.

     Stockholders' Compensation
     --------------------------

     Total stockholders' compensation for the year ended December 31, 1997 and the nine months ended October 4, 1998 was $1,200,000 and $1,025,000, respectively, and is included in general and administrative expenses.

     Guarantee of Related Party Debt
     -------------------------------

     The Company is a guarantor of Kippartner's debt, a related party, which had an outstanding principal balance of approximately $1,610,000 at December 31, 1997. The debt agreement contains no covenants. As of December 31, 1997, the related party was current on all payments.

15.  Subsequent Event (unaudited)
     ----------------------------

     On January 13, 1999, the Company signed an agreement to be purchased.